CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Commodity-Linked Capital Protected Notes due 2010	$77,000,000	$2,363.90

July 2007	Pricing Supplement No. 315
Registration Statement No. 333-131266
Dated July 24, 2007
Filed pursuant to Rule 424(b)(2)

Structured Investments
Opportunities in Commodities
Commodity-Linked Capital Protected Notes due July 30, 2010
Based on the Performance of a Basket of Four Commodities
The Commodity-Linked Capital Protected Notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the prospectus supplement for commodity-linked capital protected notes and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus a supplemental redemption amount, if any, based on whether the basket performance is greater than zero.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term note program.
FINAL TERMS
Issuer:	Morgan Stanley
Issue price:	$1,000 per note (see “Commissions and issue price below”)
Stated principal amount:	$1,000 per note
Aggregate principal amount	$77,000,000
Pricing date:	July 24, 2007
Original issue date:	July 31, 2007 (5 business days after the pricing date)
Maturity date:	July 30, 2010
Principal protection:	100%
Interest:	None
Basket:	Basket Commodities		Weighting	Initial Commodity Price
	High Grade Primary Aluminum (“aluminum”)		25%	2,772.50
	Copper-Grade A (“copper”)		25%	8,160.00
	Primary Nickel (“nickel”)		25%	32,355.00
	Special High-Grade Zinc (“zinc”)		25%	3,820.00
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:
▪  If the basket performance is less than or equal to zero, $0; or
▪  If the basket performance is greater than zero, the greater of:
(i) the jump amount; and
(ii) $1,000 times (x) participation rate times (y) basket performance

Jump amount:	$360
Participation rate:	100%
Basket performance:	Sum of the commodity performance values of each of the basket commodities
Commodity performance value:	With respect to each basket commodity: [(final average commodity price - initial commodity price) / initial commodity price] x weighting
Commodity price:	With respect to each basket commodity, the official cash offer price per metric ton on the London Metal Exchange (“LME”) as determined by the LME, stated in U.S. dollars
Initial commodity price:	The commodity price for the applicable basket commodity on the pricing date
Final average commodity price:	The arithmetic average of the commodity prices for the applicable basket commodity on each determination date for such basket commodity, as determined on the final determination date.
Determination dates:
In respect of each basket commodity, each trading day during the period from and including April 21, 2010 through and including July 21, 2010 on which there is no market disruption event in respect of the applicable commodity.

CUSIP:	617446K99
Listing:	None
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to public(1)	Agent’s commissions(1)(2)	Proceeds to company
	Per note	100%	2%	98%
	Total	$77,000,000	$1,540,000	$75,460,000
(1)           The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $992.50 per note.  Please see “Syndicate Information” on page 4 for further details.
(2)           For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for commodity-linked capital protected notes.
The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 8.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Prospectus Supplement for Commodity-linked Capital Protected Notes dated June 22, 2007
Prospectus dated January 25, 2006

Commodity-Linked Capital Protected Notes

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the prospectus supplement for commodity-linked capital protected notes and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus a supplemental redemption amount, if any, based on whether the basket performance is greater than zero.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term note program.

Expected Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
July 24, 2007	July 31, 2007 (5 business days after pricing date)	July 30, 2010

Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per note. See "Syndicate Information" below.
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Principal protection:	100% at maturity
Interest:	None
Basket:	Basket Commodities	Weighting	Initial Commodity Price
	High Grade Primary Aluminum (“aluminum”)	25%	2,772.50
	Copper-Grade A (“copper”)	25%	8,160.00
	Primary Nickel (“nickel”)	25%	32,355.00
	Special High-Grade Zinc (“zinc”)	25%	3,820.00
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:
▪  If the basket performance is less than or equal to zero, $0; or
▪  If the basket performance is greater than zero, the greater of:
(i) the jump amount; and
(ii) $1,000 times (x) participation rate times (y) basket performance

Jump amount:	$360
Participation rate:	100%
Basket performance:
Sum of the commodity performance values (i.e., percentage appreciation or depreciation) of each of the basket commodities.
A depreciation of one or more basket commodities will partially or wholly offset any appreciation in any of the other basket commodities such that the basket performance as a whole may be less than or equal to zero, in which case you will only receive the $1,000 stated principal amount at maturity.

Commodity performance value:	With respect to each basket commodity: [(final average commodity price - initial commodity price) / initial commodity price] x weighting
Commodity price:	With respect to each basket commodity, the official cash offer price per metric ton on the relevant exchange as determined by the relevant exchange, stated in U.S. dollars
Initial commodity price:
The commodity price for the applicable basket commodity on the pricing date
If any initial commodity price as finally determined by the relevant exchange differs from any initial commodity price specified in this document, we will include the definitive initial commodity price in an amended pricing supplement.

Final average commodity price:	The arithmetic average of the commodity prices for the applicable basket commodity on each determination date for such basket commodity, as determined on the final determination date.
Determination dates:
In respect of each basket commodity, each trading day during the period from and including April 21, 2010 through and including July 21, 2010 on which there is no market disruption event in respect of the applicable commodity.

Relevant exchange:	London Metal Exchange (“LME”)
Call right:	The notes are not callable prior to the maturity date.

July 2007	Page 2

Commodity-Linked Capital Protected Notes

General Information
Listing:	None
CUSIP:	617446K99
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Long-Term Notes.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” is a rate of 5.2559% per annum compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,168.5155 due at maturity.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account the actual payment received at maturity) that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2007	$21.8996	$21.8996
January 1, 2008 through June 30, 2008	$26.8550	$48.7546
July 1, 2008 through December 31, 2008	$27.5607	$76.3153
January 1, 2009 through June 30, 2009	$28.2850	$104.6003
July 1, 2009 through December 31, 2009	$29.0283	$133.6286
January 1, 2010 through June 30, 2010	$29.7912	$163.4198
July 1, 2010 through July 30, 2010	$5.0957	$168.5155

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

July 2007	Page 3

Commodity-Linked Capital Protected Notes

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of notes for any single investor
$1,000.00	2.0000%	<$999K
$996.25	1.6250%	$1MM-$2.99MM
$994.375	1.4375%	$3MM-$4.99MM
$992.50	1.2500%	>$5MM

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement for commodity-linked capital protected notes and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

July 2007	Page 4

Commodity-Linked Capital Protected Notes

Payment at Maturity

At maturity, investors receive (i) $1,000 + (ii) supplemental redemption amount.

If the basket performance is:	The supplemental redemption amount will be:

Less than or equal to zero	$0 – Investors will only receive $1,000 at maturity
Greater than zero but less than or equal to 36%	The jump amount of $360 – Investors receive minimum return of 36%
Greater than 36%	$1,000 * 100% * basket performance

Note:

There is no cap on upside participation.  Investors will receive 100% of any basket performance above 36% and at least a 36% return if the basket performance is greater than zero.

If the basket performance at maturity is zero or negative, investors will only receive the stated principal amount at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the payment at maturity.

July 2007	Page 5

Commodity-Linked Capital Protected Notes

Hypothetical Payout on the Notes

Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.  The following hypothetical examples are provided for illustrative purposes only.  Actual results will vary.

Below is one full example of how to calculate the basket performance based on the hypothetical data in the table below.  In addition, below are the three payment at maturity examples.  Commodity prices used in the examples below, including the initial commodity prices, are hypothetical and do not reflect the actual commodity prices.

Basket Commodity	Weighting	Hypothetical Initial Commodity Price	Hypothetical Final Average Commodity Price
Aluminum	25%	2,667.00	2,773.68
Copper	25%	7,550.50	7,852.52
Nickel	25%	36,800.00	38,272.00
Zinc	25%	3,574.50	3,717.48

Basket Performance = Sum of Commodity Performance Values

[(final average aluminum price – initial aluminum price) / initial aluminum price]  x  25%; plus

[(final average copper price – initial copper price) / initial copper price]  x  25%; plus

[(final average nickel price – initial nickel price) / initial nickel price]  x  25%; plus

[(final average zinc price – initial zinc price) / initial zinc price]  x  25%

So, using the hypothetical prices above,

[(2,773.68 – 2,667.00) / 2,667.00] x 25%  =  1% ; plus

[(7,852.52 – 7,550.50) / 7,550.50] x 25%  =  1%; plus

[(38,272.00 – 36,800.00) / 36,800.00] x 25%  =  1%; plus

[(3,717.48 – 3,574.50) / 3,574.50] x 25%  =  1%

basket performance   =   4%

July 2007	Page 6

Commodity-Linked Capital Protected Notes

EXAMPLE #1:     Basket performance is positive and greater than 36%.  Investors receive greater than 36% return.

Hypothetical basket performance = 39%

Participation rate = 100%

Supplemental Redemption Amount = greater of:

•	the jump amount of $360; and

•	$1,000 x basket performance x participation rate

= $1,000 x 100% x 39% = $390

Because the basket performance is greater than 36%, you will receive a supplemental redemption amount that is greater than $360.  The total payment at maturity per note will equal $1,390, which is the sum of the $1,000 stated principal amount per note and a supplemental redemption amount of $390.

EXAMPLE #2:     Basket performance is positive but less than or equal to 36%.  Investors receive a 36% return.

Hypothetical basket performance = 4%

Participation rate = 100%

Supplemental Redemption Amount = greater of:

•	the jump amount of $360; and

•	$1,000 x basket performance x participation rate

= $1,000 x 100% x 4% = $40

Because the basket performance is positive but less than 36%, you will receive a supplemental redemption amount equal to the jump amount of $360.  The total payment at maturity per note will be $1,360, which is the sum of the $1,000 stated principal amount per note and a supplemental redemption amount of $360.

EXAMPLE #3:       Basket performance is 0% or negative.  Investors only receive par at maturity.

Hypothetical basket performance = -5%

Participation rate = 100%

Supplemental Redemption Amount = $0

Because the basket performance is less than (or equal to) 0%, the supplemental redemption amount will be $0 and the total payment at maturity per note will only equal the $1,000 stated principal amount per note.

July 2007	Page 7

Commodity-Linked Capital Protected Notes

Selected Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, you should consult with your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to investing directly in the basket commodities.  The following is a non-exhaustive list of certain key considerations for investors in the notes.  For a complete list of considerations and risk factors, please see the section entitled “Risk Factors” beginning on page S-15 of the prospectus supplement for commodity-linked capital protected notes.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

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No interest payments and possibility of no return.  The terms of the notes differ from ordinary debt securities in that no interest will be paid.  Because the supplemental redemption amount is variable and may equal zero, the overall return on the notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity.

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The notes will not be listed and secondary trading may be limited.  The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes.  Our affiliate, MS & Co., currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.  Because it is not possible to predict whether the market for the notes will be liquid or illiquid, you should be willing to hold your notes to maturity.

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Market prices of the notes will be influenced by many unpredictable factors.  The market value of the notes is affected by a variety of factors, including, (i) the price of each of the basket commodities, (ii) the volatility of the basket commodities, (iii) trends of supply and demand for each of the basket commodities at any time, (iv) interest and yield rates in the market, (v) geopolitical conditions, (vi) economic, financial, political and regulatory or judicial events that affect the basket commodities or commodities markets generally and that may affect the final average commodity prices, (vii) the time remaining to the maturity of the notes and (viii) our creditworthiness.  Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity and a sale of the notes prior to maturity may result in a loss.

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Prices for the basket commodities may change unpredictably and affect the value of the notes in unforeseeable ways.  Investments, such as the notes, linked to the prices of commodities, are considered speculative, and prices for commodities and related contracts may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, pestilence, technological change, weather, and agricultural, trade, fiscal, monetary and exchange control policies.  The price volatility of each basket commodity also affects the value of the forwards and forward contracts related to that commodity and, therefore, its price at any such time.  These factors may affect the prices of the basket commodities and may cause the prices for basket commodities to move in inconsistent directions and at inconsistent rates which will affect the value of your notes in varying ways.  Specific commodities prices are affected by numerous factors specific to each market.  For more information on each of the basket commodities, please see “Annex I—Certain Additional Commodity and Commodity Index Risks” in the accompanying prospectus supplement for commodity-linked capital protected notes.

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An investment in commodities could expose you to concentrated risk.  The basket commodities are concentrated in the industrial metals sector.  An investment in the notes may therefore bear risks similar to a securities investment concentrated in a limited number of industries or sectors.

July 2007	Page 8

Commodity-Linked Capital Protected Notes

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Changes in the value of one or more of the basket commodities may offset each other.  Price movements in the basket commodities may not correlate with each other.  At a time when the price of one or more of the basket commodities increases, the price of one or more of the other basket commodities may increase to a lesser extent or may decline.  Therefore, in calculating the basket performance, increases in the value of one or more of the basket commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other basket commodities.

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Investing in the notes is not equivalent to investing directly in the basket commodities. Because the basket performance is based on the average prices of the basket commodities over the determination dates over the final three months of the term of the notes, it is possible for the final average commodity price of any of the basket commodities to be lower than the initial commodity price of such basket commodity even if the price of the basket commodity has been above the initial commodity price during the term of the notes.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging its obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

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There are risks relating to trading of commodities on the London Metal Exchange.  There are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts.  Therefore, in a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.  In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months.  As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates and negatively affect the per unit U.S. dollar cash offer prices used to determine the official cash offer price of certain underlying commodities, and consequently the supplemental redemption amount.

¡	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the notes.

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Economic interests of the calculation agent may be potentially adverse to the investors.  MSCS, the calculation agent, is an affiliate of the Issuer.  Any determinations made by the calculation agent may affect the payout to investors at maturity.

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Hedging and trading activity could adversely affect the prices of the underlying commodities.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date could have increased the initial commodity prices for the basket commodities and, as a result, could have increased the prices at which the basket commodities must close on the determination dates before you would receive a payment at maturity that exceeds the stated principal amount of the notes.  Additionally, such hedging or trading activities during the term of the notes could potentially affect the prices of the basket commodities, including the final average commodity prices, and, accordingly, the amount of cash you will receive upon a sale of the notes or at maturity.

July 2007	Page 9

Commodity-Linked Capital Protected Notes

Historical Information

The following tables set forth the published high and low official cash offer prices, as well as end-of-quarter official cash offer prices, of each of the basket commodities for each quarter in the period from January 1, 2002 through July 24, 2007.  The related graphs set forth the official cash offer prices for each of the basket commodities in the same period.  On July 24, 2007, the official cash offer prices for aluminum, copper, nickel and zinc were $2,772.50, $8,160.00, $32,355.00 and $3,820.00, respectively.  We obtained the information in the tables and graphs below from Bloomberg Financial Markets, without independent verification.  The historical price performance of the basket commodities should not be taken as an indication of future performance.

Aluminum January 1, 2002 to July 24, 2007	High	Low	Period End
2002
First Quarter	1,438.00	1,313.00	1,386.00
Second Quarter	1,398.00	1,318.00	1,364.50
Third Quarter	1,370.00	1,279.00	1,280.50
Fourth Quarter	1,399.00	1,275.50	1,344.50
2003
First Quarter	1,459.00	1,340.50	1,350.00
Second Quarter	1,440.50	1,314.50	1,389.00
Third Quarter	1,505.00	1,378.00	1,407.50
Fourth Quarter	1,592.50	1,415.00	1,592.50
2004
First Quarter	1,754.00	1,578.50	1,688.50
Second Quarter	1,826.00	1,575.00	1,698.50
Third Quarter	1,823.00	1,647.00	1,823.00
Fourth Quarter	1,964.00	1,748.00	1,964.00
2005
First Quarter	2,031.50	1,809.00	1,973.00
Second Quarter	1,991.00	1,694.00	1,716.00
Third Quarter	1,909.00	1,675.00	1,857.00
Fourth Quarter	2,289.00	1,831.00	2,285.00
2006
First Quarter	2,634.00	2,267.00	2,512.50
Second Quarter	3,275.00	2,397.50	2,550.50
Third Quarter	2,614.00	2,367.50	2,572.00
Fourth Quarter	2,886.00	2,480.00	2,850.00
2007
First Quarter	2,953.00	2,682.00	2,792.00
Second Quarter	2,871.00	2,626.00	2,686.00
Third Quarter (through July 24, 2007)	2,791.00	2,690.50	2,772.50

Aluminum January 1, 2002 to July 24, 2007

July 2007	Page 10

Commodity-Linked Capital Protected Notes

Copper January 1, 2002 to July 24, 2007	High	Low	Period End
2002
First Quarter	1,650.50	1,421.00	1,623.00
Second Quarter	1,689.50	1,551.00	1,654.00
Third Quarter	1,667.50	1,434.50	1,434.50
Fourth Quarter	1,649.50	1,429.00	1,536.00
2003
First Quarter	1,728.00	1,544.50	1,587.50
Second Quarter	1,711.50	1,564.00	1,644.00
Third Quarter	1,824.50	1,638.00	1,794.00
Fourth Quarter	2,321.00	1,790.50	2,321.00
2004
First Quarter	3,105.50	2,337.00	3,067.50
Second Quarter	3,170.00	2,554.00	2,664.50
Third Quarter	3,140.00	2,700.00	3,140.00
Fourth Quarter	3,287.00	2,835.00	3,279.50
2005
First Quarter	3,424.50	3,072.00	3,408.00
Second Quarter	3,670.00	3,113.00	3,597.00
Third Quarter	3,978.00	3,444.00	3,949.00
Fourth Quarter	4,650.00	3,905.00	4,584.50
2006
First Quarter	5,527.50	4,537.00	5,527.50
Second Quarter	8,788.00	5,561.00	7,501.00
Third Quarter	8,233.00	7,230.00	7,601.00
Fourth Quarter	7,740.00	6,290.00	6,290.00
2007
First Quarter	6,940.00	5,225.50	6,940.00
Second Quarter	8,225.00	6,916.00	7,650.00
Third Quarter (through July 24, 2007)	8,210.00	7,730.50	8,160.00

Copper January 1, 2002 to July 24, 2007

July 2007	Page 11

Commodity-Linked Capital Protected Notes

Nickel January 1, 2002 to July 24 2007	High	Low	Period End
2002
First Quarter	6,860.00	5,625.00	6,710.00
Second Quarter	7,440.00	6,495.00	7,080.00
Third Quarter	7,725.00	6,305.00	6,450.00
Fourth Quarter	7,565.00	6,445.00	7,100.00
2003
First Quarter	9,105.00	7,210.00	7,940.00
Second Quarter	9,550.00	7,710.00	8,395.00
Third Quarter	10,325.00	8,330.00	10,220.00
Fourth Quarter	16,670.00	10,250.00	16,650.00
2004
First Quarter	17,770.00	12,200.00	13,885.00
Second Quarter	15,330.00	10,530.00	14,990.00
Third Quarter	15,980.00	12,050.00	15,100.00
Fourth Quarter	16,595.00	12,685.00	15,205.00
2005
First Quarter	16,565.00	14,035.00	16,250.00
Second Quarter	17,750.00	14,520.00	14,700.00
Third Quarter	15,600.00	13,410.00	13,600.00
Fourth Quarter	14,120.00	11,500.00	13,380.00
2006
First Quarter	15,340.00	13,505.00	15,340.00
Second Quarter	23,100.00	15,600.00	22,275.00
Third Quarter	34,750.00	22,690.00	31,500.00
Fourth Quarter	35,455.00	29,995.00	34,205.00
2007
First Quarter	50,345.00	32,900.00	45,500.00
Second Quarter	54,200.00	35,850.00	35,850.00
Third Quarter (through July 24, 2007)	36,950.00	31,800.00	32,355.00

Nickel January 1, 2002 to July 24, 2007

July 2007	Page 12

Commodity-Linked Capital Protected Notes

Zinc January 1, 2002 to July 24, 2007	High	Low	Period End
2002
First Quarter	842.50	759.00	825.50
Second Quarter	829.00	745.50	796.50
Third Quarter	829.00	725.50	735.50
Fourth Quarter	823.50	737.50	749.50
2003
First Quarter	810.50	755.00	763.00
Second Quarter	809.00	741.00	783.50
Third Quarter	863.00	781.00	825.00
Fourth Quarter	1,008.00	834.00	1,008.00
2004
First Quarter	1,155.50	1,002.00	1,086.50
Second Quarter	1,125.00	967.00	967.00
Third Quarter	1,079.00	943.00	1,079.00
Fourth Quarter	1,270.00	1,004.50	1,270.00
2005
First Quarter	1,430.00	1,197.50	1,349.00
Second Quarter	1,365.50	1,216.00	1,223.00
Third Quarter	1,439.00	1,165.00	1,411.00
Fourth Quarter	1,915.00	1,405.00	1,915.00
2006
First Quarter	2,690.50	1,912.00	2,690.50
Second Quarter	3,990.00	2,710.00	3,260.00
Third Quarter	3,671.50	3,125.50	3,360.00
Fourth Quarter	4,619.50	3,369.50	4,331.00
2007
First Quarter	4,115.50	3,050.00	3,280.50
Second Quarter	4,120.00	3,205.50	3,301.00
Third Quarter (through July 24, 2007)	3,820.00	3,390.00	3,820.00

Zinc January 1, 2002 to July 24, 2007

July 2007	Page 13

Commodity-Linked Capital Protected Notes

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement for commodity-linked capital protected notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for commodity-linked capital protected notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for commodity-linked capital protected notes if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement for Commodity-linked Capital Protected Notes dated June 22, 2007

Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for commodity-linked capital protected notes or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

July 2007	Page 14